Exhibit 99.1

Crofton mill resolves operating issues and resumes production

RICHMOND, BC, June 29, 2015 /CNW/ - Catalyst Paper Corporation (TSX:CYT) today announced that due to operating issues that have been fully resolved, the Crofton mill has incurred production losses of approximately 8,600 tonnes of pulp and 8,600 tonnes of paper in the month of June. These production losses will not impact current customer orders but will reduce second quarter EBITDA approximately $5 to 6 million.

No health or environmental issues occurred during this period, and the mill has returned to production capacity.

About Catalyst Paper Corporation

Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.1 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain statements in this news release, including, without limitation, the statement that current customer orders will not be materially impacted, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2014 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 18:44e 29-JUN-15